Exhibit 99.1

EXECUTION VERSION

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (“MOU”) is entered into this 11th day of April 2023, by and among the undersigned parties and sets forth the material terms and conditions under which the parties have agreed to settle the action entitled Coliseum Capital Management, LLC v. Paul Zepf et al., C.A. No. 2023-0220-PAF (the “Action”).

1.	The parties agree to settle the Action (the “Settlement”) on the terms set forth in the attached Annex A (the “Term Sheet”).

2.	Upon execution and delivery of this MOU, the parties shall work together in good faith, using reasonable best efforts to prepare and enter into, as promptly as practicable after the date hereof (and in no event later than Wednesday, April 19, 2023), a cooperation agreement (the “Cooperation Agreement”) embodying the material terms set forth in the Term Sheet and containing other customary settlement terms.

3.	Upon execution of this MOU, the parties shall take the necessary steps to stay any further litigation of the Action and jointly request that the trial be adjourned.

4.	By entering into this MOU, the parties make no admission of liability or of any form of wrongdoing whatsoever, and the Cooperation Agreement will expressly provide that the parties make no admission of liability or any form of wrongdoing whatsoever.

5.	This MOU and the Term Sheet and any dispute arising out of or relating in any way to this MOU or the Term Sheet shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to conflict of laws principles.

6.	This MOU may be modified or amended only by a writing, signed by counsel for the Settling Parties, that refers specifically to this MOU.

7.	If any provision of this MOU is held to be illegal, invalid or otherwise unenforceable under any present or future laws, such provision(s) shall be fully severable and shall in no way affect the validity or enforceability of this MOU or any other provision of this MOU.

8.	This MOU is intended by the Parties hereto to be a binding agreement to use their reasonable best efforts to prepare and enter into the Cooperation Agreement embodying the material terms set forth in the Term Sheet and containing other customary settlement terms.

9.	This MOU may be executed in counterparts, including by electronic means, and as so executed shall constitute one agreement.

Potter Anderson & Corroon LLP

OF COUNSEL:	/s/ Michael A. Pittenger
Michael A. Pittenger (#3212)
Maeve L. O’Connor	Berton W. Ashman, Jr. (#4681)
Laurah J. Samuels	Matthew F. Davis (#4696)
Molly Baltimore Maas	Callan R. Jackson (#6292)
DEBEVOISE & PLIMPTON LLP	Justin T. Hymes (#6671)
66 Hudson Boulevard	1313 North Market Street
New York, New York 10001	Hercules Plaza, 6th Floor
(212) 909-6000	Wilmington, Delaware 19801
(302) 984-6000
Attorneys for Plaintiffs

Morris, Nichols, Arsht & Tunnell LLP

OF COUNSEL:	/s/ William M. Lafferty
William M. Lafferty (#2755)
Andrew W. Stern	Susan W. Waesco (#4476)
Nicholas P. Crowell	Kevin M. Coen (#4775)
SIDLEY AUSTIN LLP	Sara Barry (#6703)
787 Seventh Avenue	Sebastian Van Oudenallen (#6952)
New York, NY 10019	1201 N. Market Street
(212) 839-5300	Wilmington, DE 19801
(302) 658-9200
Jaime A. Bartlett	Attorneys for Defendants
SIDLEY AUSTIN LLP
555 California Street, Suite 2000
San Francisco, CA 94104
(415) 772-1200

EXECUTION VERSION - April 11, 2023

Purple Innovation, Inc.

Cooperation Agreement Term Sheet

Parties	●	Purple Innovation, Inc., a Delaware corporation (the “Company”).
	●	Coliseum Capital Management, LLC, a Delaware limited liability company (together with its affiliates, “Coliseum”).
Board Composition	●	Upon the execution and delivery of a definitive agreement containing the terms set forth herein (the “Cooperation Agreement”), the Board of Directors of the Company (the “Board”) would (a) increase the size of the board to eight members, (b) accept the resignation of Paul Zepf and Pano Anthos, and (c) appoint to the Board Hoby Darling, Carter Pate and Erika Serow (collectively, the “New Directors”).
	●	The Company’s slate of directors for the 2023 Annual Meeting of Stockholders (the “2023 AGM”) would consist of the following eight nominees:
		o	Adam Gray;
		o	Hoby Darling;
		o	Carter Pate;
		o	Erika Serow;
		o	Scott Peterson;
		o	Gary DiCamillo;
		o	Claudia Hollingsworth; and
		o	Robert DeMartini.
	●	The current Board would not make any determination as to the independence of any director for SEC and Nasdaq purposes prior to the reconstitution of the Board as provided by the Cooperation Agreement.
	●	The Company would recommend the election of the foregoing slate to the stockholders of the Company, solicit proxies in favor of the election of such slate and otherwise use its reasonable best efforts to cause such slate to be elected at the 2023 AGM.
	●	The 2023 AGM would be held no later than June 16, 2023.
Board Leadership	●	Adam Gray would serve as Chair of the Board.
	●	Gary DiCamillo would continue as Lead Independent Director and would serve as Chair of the Nomination & Governance Committee.
	●	The Company’s Bylaws and Corporate Governance Guidelines would be amended to provide for the responsibilities of the Lead Independent Director, in a form attached hereto, which will also be attached as an exhibit to the Cooperation Agreement.
Special Committee	●	Effective upon execution and delivery of the Cooperation Agreement, the Board would terminate the Special Committee.
Voting Commitment	●	Until the Termination Date, Coliseum would vote all equity securities of the Company over which Coliseum has direct or indirect voting control for the election of the Company’s slate of directors and against the removal of any director of the Company, other than for cause.
Standstill	●	Coliseum would commit to the standstill restrictions attached hereto.
Change-in- Control Provisions	●	The Cooperation Agreement would approve the New Directors for purposes of the change-in-control provisions in that certain (i) Credit Agreement among the Company, Purple Innovation, LLC, the Lenders, and Keybank National Association, dated September 3, 2020 (as amended); and (ii) Amended and Restated Employment Agreement between the Company and Robert DeMartini, dated March 19, 2022.

Poison Pill Termination	●	Upon execution and delivery of the Cooperation Agreement, the Company would terminate the stockholder rights agreement adopted on September 25, 2022 and would agree not to adopt a new stockholder rights agreement without Coliseum’s prior consent.
Preferred Stock Redemption	●	Upon execution and delivery of the Cooperation Agreement, the Company would redeem the “Proportional Representation Preferred Linked Stock” (the “Preferred Stock”) and would agree not to issue any similar security or take any other action that would change the stockholder voting standards from those in effect prior to the issuance of the Preferred Stock.
Litigation	●	Upon execution and delivery of the Cooperation Agreement, Coliseum would voluntarily dismiss the litigation captioned “Coliseum Capital Management, LLC et al. v. Paul Zepf et al.,” inclusive of all amended pleadings filed therein, in the Delaware Court of Chancery.
	●	Each of the parties would release the other parties from all claims against the other prior to the date of the Cooperation Agreement arising from the facts underlying the captioned litigation.
Future Transactions	●	In addition to any other votes required by law, Coliseum would commit to condition any proposal to acquire the Company on the approval of both (i) a special committee of directors who are independent and disinterested under Delaware law and (ii) holders of a majority of the Company’s outstanding common stock not beneficially owned by Coliseum.
Announcement	●	A public statement by the Company announcing the Cooperation Agreement would be in a form agreed between the Company and Coliseum.
Termination Date	●	The Cooperation Agreement would terminate the day following the date on which the 2024 AGM is held (the “Termination Date”).
Subscription Agreement	●	For the avoidance of doubt, Coliseum’s rights under that certain Subscription Agreement dated February 1, 2018 among the Company (f/k/a Global Partner Acquisition Corp.), Global Partner Sponsor I LLC, Coliseum Capital Partners, L.P. and Blackwell Partners LLC – Series A would not be deemed waived, amended or affected by the Cooperation Agreement.
Expenses	●	Upon execution and delivery of the Cooperation Agreement, the Company would reimburse Coliseum’s fees and expenses incurred in the litigation up to a cap of $4 million, subject to the Company and Coliseum agreeing on payment terms consistent with the Company’s existing covenants.
Non-binding	●	This term sheet is for discussion purposes only and shall not be binding on any party, now or in the future. Any legally binding obligations related hereto shall be set forth solely in a duly executed and delivered Cooperation Agreement, if and when such agreement is executed and delivered by all parties thereto.

PURPLE INNOVATION, INC. LEAD INDEPENDENT DIRECTOR CHARTER 1

This Lead Independent Director Charter (this “Charter”) has been adopted by the Board of Directors (the “Board”) in connection with its oversight of the management and business affairs of Purple Innovation, Inc. (the “Company”). The independent members of the Board shall appoint from among their number a Lead Independent Director. On the date of adoption of this Charter, Mr. Gary DiCamillo has been appointed as, and shall continue as, the Lead Independent Director. The Lead Independent Director shall perform such duties as described in this Charter and such other duties as determined from time to time by the Board.

1.	Authority and Responsibilities. The Lead Independent Director shall have the following authority and responsibilities:

a.	In the event the Chairman has been determined by the Board not to be independent of the Company or disinterested as to a matter in question, presides at meetings or “executive sessions” of the independent directors;

b.	Presides at meetings of the Board in the absence or recusal of the Chairman or upon the request of the Chairman;

c.	In coordination with the Chairman and the CEO, serves as a liaison to stockholders who request direct communications and consultation with the Lead Independent Director or otherwise delegates such task to an appropriate member of the Board based on the circumstances; and

d.	Performs such other duties as the Board may from time to time delegate.

2.	General. While this Charter should be interpreted in the context of applicable laws, regulations and listing requirements, as well as in the context of the Company’s Amended and Restated Certificate of Incorporation, as amended, and By-Laws, it is not intended to establish by its own force any legally binding obligations.

Approved by the Board on April [   ], 2023.

[1]	Note: References in the current Corporate Governance Guidelines to “Lead Independent Director” would be deleted and instead the Corporate Governance Guidelines would add a reference to this Charter.

Appendix

4. Standstill. Prior to the Termination Date, except as otherwise provided in the Cooperation Agreement and the below provisos, without approval by a majority of the directors who are independent of Coliseum and disinterested as to the matter in question (“Disinterested Director Approval”), Coliseum shall not, directly or indirectly:

(a)        (i) acquire, offer or seek to acquire, agree to acquire or acquire rights to acquire (except by way of stock dividends or other distributions or offerings made available to holders of Voting Securities of the Company generally on a pro rata basis), directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, through swap or hedging transactions or otherwise, any additional Voting Securities of the Company (other than through a broad-based market basket or index) or any voting rights decoupled from the underlying Voting Securities; or (ii) sell its shares of Common Stock, other than in open market sale transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings or in a transaction in which the purchaser agrees to be bound by the provisions of this Section 4; provided that the foregoing shall not restrict any acquisition of securities directly from the Company.

(b)        (i) other than pursuant to the process set forth in Section 2, nominate, recommend for nomination or give notice of an intent to nominate or recommend for nomination a person for election at any Stockholder Meeting at which the Company’s directors are to be elected; (ii) knowingly initiate, encourage or participate in any solicitation of proxies in respect of any election contest or removal contest with respect to the Company’s directors; (iii) submit, initiate, make or be a proponent of any stockholder proposal for consideration at, or bring any other business before, any Stockholder Meeting; (iv) knowingly initiate, encourage or participate in any solicitation of proxies in respect of any stockholder proposal for consideration at, or other business brought before, any Stockholder Meeting; or (v) knowingly initiate, encourage or participate in any “withhold” or similar campaign with respect to any Stockholder Meeting;

(c)        form or join any Section 13 “group” with respect to any Voting Securities of the Company, including in connection with any election or removal contest with respect to the Company’s directors or any stockholder proposal or other business brought before any Stockholder Meeting;

(d)       seek publicly, alone or in concert with others, to amend any provision of the Company’s Second Amended and Restated Certificate of Incorporation (as amended from time to time, the “Charter”) or Amended and Restated Bylaws (as amended from time to time, the “Bylaws”);

(e)        (i) make any public proposal with respect to or (ii) make any public statement or otherwise publicly seek to encourage, advise or assist any person in so publicly encouraging or advising with respect to: (A) any change in the number or term of directors serving on the Board or the filling of any vacancies on the Board, (B) any change in the capitalization or dividend policy of the Company, (C) any other change in the Company’s management, governance, corporate structure, affairs or policies, (D) any Extraordinary Transaction, (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (F) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act (the term “Extraordinary Transaction” means any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale, recapitalization, restructuring or other transaction with a Third Party that, in each case, results in a change in control of the Company or the sale of substantially all of its assets; provided, however, that solely for the purposes of the foregoing decision, Coliseum shall be deemed not to have control of the Company as of this Agreement);

provided, however, that

(i)        the restrictions in this Section 4 shall not prevent Coliseum from (a) making any factual statement as required by applicable legal process, subpoena or legal requirement from any governmental authority with competent jurisdiction over the party from whom information is sought (so long as such request did not arise at the initiative of Coliseum); or (b) making any confidential communication to the Company that would not be reasonably expected to trigger public disclosure obligations for any person; or (c) making any request on a non-public basis for Disinterested Director Approval of a waiver of any provisions of this Section 4; or (d) exercising or enforcing its rights under the Cooperation Agreement or the Subscription Agreement;

(ii)       the restrictions in this Section 4 shall not restrict Coliseum from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as the other stockholders of the Company or from participating in any such transaction that has received Disinterested Director Approval, subject to the other terms of the Cooperation Agreement; and

(iii)      the restrictions in this Section 4 shall not restrict any director of the Company from taking any action in his or her capacity as a director of the Company (including as a member of any committee of the Board), including the exercise of fiduciary duties to the Company or its stockholders.